Exhibit 99.1

Stevanato Group S.p.A.

Ordinary and Extraordinary Shareholders’ Meeting

on June 1, 2022

Explanatory report on the items on the agenda

This report (the “Explanatory Report”) was drafted by the board of directors of Stevanato Group S.p.A. (respectively, the “Board of Directors” and “Stevanato” or the “Company”) in relation to the ordinary and extraordinary meeting of the Company’s shareholders convened, on single call, on June 1, 2022, at 4 p.m. CEST (10 a.m. EDT), by notice published on April 12, 2022 (the “Convening Notice”), to discuss and resolve on the following agenda:

Ordinary session

1.

Approval of the annual financial statements for the financial year ended on December 31, 2021; presentation of the reports of the Board of Directors and of the External Auditor EY S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2021; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended December 31, 2021; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

2.	Allocation of annual net profits and distribution of dividends and reserves to the shareholders; related resolutions.

3.	Compensation of the members of the Board of Directors; related resolutions.

4.

Additional remuneration of the External Auditor EY S.p.A. for the auditing of the consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB); related resolutions.

5.

Revocation of the authorizations for the purchase and the disposal of ordinary and class A treasury shares approved by the shareholders’ meetings of March 4, 2021, May 28, 2021, and July 1, 2021; authorization for the purchase and the disposal of ordinary and class A treasury shares; related resolutions.

Extraordinary session

1.	Amendments to Articles 21.2 and 25.2 of the By-laws; related resolutions.

(the “Agenda” and the “Shareholders’ Meeting”).

This Explanatory Report was drafted to the benefit of (i) the holders of Class A shares and of ordinary shares registered on the Company’s US Shareholders’ Register and/or on the Company’s Shareholders’ Book (Libro Soci) and entitled to attend and vote at the Shareholders’ Meeting as specified in the Convening Notice (respectively, the “Class A Shareholders” and the “Registered Shareholders”) and of (ii) the holders of the beneficial ownership of the ordinary shares deposited with the Depositary Trust Company registered on the Company’s US Shareholders’ Register and on the Company’s Shareholders’ Book (Libro Soci) in the name of Cede&Co. and entitled to give voting instructions to Computershare S.p.A., in its capacity as substitute proxy specifically appointed by Cede&Co., in relation to all or part of the items on the Agenda, as specified by the Convening Notice (the “Beneficial Shareholders”), and includes certain information concerning the items on the Agenda and the proposals submitted to the Shareholders’ Meeting.

In particular, this Explanatory Report aims at providing the Class A Shareholders, Registered Shareholders and Beneficial Shareholders with the information necessary - together with the reports of the Board of Directors, of the Committees and of the External Auditor EY S.p.A. referred to below – to fully and effectively exercise their voting rights.

Please note that Stevanato’s ordinary shares are exempt from the proxy rules of the United States Securities Exchange Act of 1934, as amended, and that this Explanatory Report does not constitute a proxy statement or a solicitation of proxies.

*        *        *

Ordinary session

1.

Approval of the annual financial statements for the financial year ended on December 31, 2021; presentation of the reports of the Board of Directors and of the External Auditor EY S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2021; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended December 31, 2021; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

Pursuant to Italian law and to the Company’s by-laws (the “By-laws”), Stevanato’s shareholders shall annually resolve, at the ordinary shareholders’ meeting, on the approval of the Company’s individual financial statements related to the previous financial year, within a six months term from its ending.

Therefore, we submit to Stevanato’s shareholders, for their examination and approval at the Shareholders’ Meeting, the Company’s draft annual financial statements as of December 31, 2021, approved by the Board of Directors on April 11, 2022, which show net profits amounting to Euro 5,309,863.00.

Moreover, in compliance with the applicable Italian law provisions, we present to Stevanato’s shareholders, for their examination and acknowledgment, the following documents, containing more information on the Company’s draft annual financial statements, as well as on the Company’s current and prospective situation and on the activities carried out by Stevanato, individually and through its controlled companies, in the financial year ended on December 31, 2021:

–	Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, approved by the Board of Directors on April 11, 2022;

–	Stevanato’s non-financial statements (Sustainability Report) for the financial year ended on December 31, 2021, approved by the Board of Directors on April 11, 2022;

–	Directors’ Report for the financial year ended on December 31, 2021, approved by the Board of Directors on April 11, 2022; and

–	Report of the External Auditor, to be issued by EY S.p.A. within the voting record date of May 6, 2022.

As provided for by the Charters of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, we also present to Stevanato’s shareholders, for their examination and acknowledgment, the following documents, containing more information on the activities carried out by the mentioned Committees, as well as on the current directors and management compensation structure and policy, and on the current corporate governance system of the Company:

–	Report of the Audit Committee for the financial year ended on December 31, 2021, approved by the Audit Committee on April 8, 2022;

–	Report of the Compensation Committee for the financial year ended on December 31, 2021, approved by the Compensation Committee on April 6, 2022;

–	Report of the Nominating and Corporate Governance Committee for the financial year ended on December 31, 2021, approved by the Nominating and Corporate Governance Committee on April 7, 2022.

Stevanato’s draft annual financial statements for the financial year ended on December 31, 2021, together with the other above mentioned documents, will be made available in accordance with the applicable law provisions (and, in any case, by the voting record date of May 6, 2022) to Class A Shareholders and Registered Shareholders, at the Company’s registered office, at Via Molinella, 17, 35017 Piombino Dese – Padua (Italy), and, also to the Beneficial Shareholders and the public, on the Company’s website www.stevanatogroup.com, in the section “Investors - Corporate Governance - Shareholders’ Meetings”.

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

–

having examined Stevanato’s annual financial statements for the financial year ended on December 31, 2021, in the draft presented by the Board of Directors, which show net profits amounting to Euro 5,309,863.00;

–	having examined the Directors’ Report;

–	having examined the Report of the External Auditor EY S.p.A.;

–	having examined Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021;

–	having examined Stevanato’s non-financial statements (Sustainability Report) for the financial year ended on December 31, 2021;

–	having examined the Reports presented by the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee;

resolves

1.	to approve the annual financial statements of Stevanato for the financial year ended on December 31, 2021, which report net profits amounting to Euro 5,309,863.00;

2.	to acknowledge the Directors’ Report presented by the Board of Directors;

3.	to acknowledge Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, as presented by the Board of Directors;

4.	to acknowledge Stevanato’s non-financial statements (Sustainability Report) for the financial year ended on December 31, 2021, as presented by the Board of Directors;

5.	to acknowledge the Reports presented by the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee”.

2.	Allocation of annual net profits and distribution of dividends and reserves to the shareholders; related resolutions.

Pursuant to Italian law, Stevanato’s shareholders shall resolve, at the ordinary shareholders’ meeting, on the allocation of the Company’s net profits resulting from the annual financial statements for the financial year ended on December 31, 2021.

Since the Company’s legal reserve is currently lower than one fifth of the Company’s share capital, the Shareholders’ Meeting shall earmark at least 5 per cent of the Company’s net profits resulting from the annual financial statements for increasing the legal reserve. Moreover, the shareholders’ meeting may not distribute profits’ components resulting from gains unrealized at the end of the accounting period, such as unrealized gains deriving from foreign currency exchange rates.

In addition, to the extent the legal reserve (by itself or combined with other available reserves) is at least equal to one fifth of the Company’s share capital, the Shareholders’ Meeting may also resolve to distribute to shareholders all or part of the reserves the distribution of which is not prohibited by Italian law.

As indicated in paragraph 1 above, based on the annual financial statements for the financial year ended on December 31, 2021, the Company’s operations resulted in net profits of Euro 5,309,863.00.

In light of the foregoing, we propose to the shareholders to:

-

earmark an amount of Euro 339,296.00 of the Company’s net profits, as resulting from the financial statements for the financial year ended on December 31, 2021, to the legal reserve, which, as a consequence of such increase, shall reach the total amount of Euro 4,339,696.00, equal to one fifth of the Company’s share capital, thereby fulfilling in advance the minimum requirement set forth by Italian law;

-

earmark an amount of Euro 483,524.00 of the Company’s net profits, as resulting from the financial statements for the financial year ended on December 31, 2021, to the special reserve named “Unrealized Exchange Rate Gains”;

-

earmark for distribution to the shareholders of a gross dividend in cash of Euro 0.051 for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date (as defined hereinafter), an amount of Euro 4,487,043.00 of the Company’s net profits and, for the remaining portion, a maximum amount of Euro 10,585,498.84 of the reserve named “extraordinary reserve”, as resulting from the annual financial statements for the financial year ended on December 31, 2021, for a total maximum amount of Euro 15,072,541.84.

Therefore, assuming that Company continues to hold the current number of 30,840,555 treasury Class A shares at the Dividend Record Date, the amount of net profits and of the extraordinary reserve to be used for distribution of dividends to shareholders would be equal to, respectively, Euro 4,487,043.00 and Euro 9,012,630.53, for a total amount of Euro 13,499,673.53,

In such connection, based on the resolution of the Board of Directors of April 11, 2022, and pursuant to Article 28.4 of the By-laws, we propose to set on June 14, 2022, the date for identifying the holders of the Class A shares of the Company and the registered holders and the beneficial holders of the ordinary shares of the Company entitled to receive payment of the dividends which the Shareholders’ Meeting should resolve to distribute (the “Dividend Record Date”).

Therefore, assuming that the Shareholders’ Meeting approves the above proposals, the ex-dividend date will fall on June 13, 2022 (Ex-Date), whereas it is expected that the dividends will be paid to the Class A and ordinary shares as from July 13, 2022 (Payment Date).

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.	to earmark an amount of Euro 339,296.00 of the Company’s net profits, as resulting from the financial statements for the financial year ended on December 31, 2021, to the legal reserve;

2.

to earmark an amount of Euro 483,524.00 of the Company’s net profits, as resulting from the financial statements for the financial year ended on December 31, 2021, to the special reserve named “Unrealized Exchange Rate Gains”;

3.

to earmark for distribution to the shareholders of a gross dividend in cash of Euro 0.051 for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date, an amount of Euro 4,487,043.00 of the Company’s net profits and, for the remaining portion, a maximum amount of Euro 10,585,498.84 of the reserve named “extraordinary reserve”, as resulting from the annual financial statements for the financial year ended on December 31, 2021, for a total maximum amount of Euro 15,072,541.84;

4.

to set the date for identifying the holders of the Class A shares of the Company and the registered holders and the beneficial holders of the ordinary shares of the Company entitled to receive payment of the aforementioned dividends on June 14, 2022 (Dividend Record Date), with the ex-dividend date (Ex-Date) falling on June 13, 2022;

5.	to set the date for payment of the dividends, before withholding tax, if any, in execution of resolutions no. 3 and 4 above, as from July 13, 2022 (Payment Date);

6.

to grant mandate to the Board of Directors and, on behalf of the latter, severally, to the Executive Chairman and the Chief Executive Officer to carry out all the activities related, consequent to or connected with the implementation of the resolution no. 5 above”.

3.	Compensation of the members of the Board of Directors; related resolutions.

Pursuant to Italian law and Article 19 of the Company’s By-laws, Stevanato’s shareholders shall establish, by resolution adopted at the ordinary shareholders’ meeting, the compensation of the directors for their office as members of the Board of Directors.

It must be noted that, without prejudice to the remuneration established by the shareholders’ meeting, the Board of Directors may provide an additional compensation of the directors entrusted with specific functions, which may consist of a fixed part and/or a variable part, related to the achievement of certain objectives, or of the right to subscribe for ordinary shares or other financial instruments of the Company at a given price.

Alternatively, shareholders may determine an aggregate amount for the compensation of all directors, including those holding specific functions, to be allocated by the Board of Directors.

In any event, the members of the Board of Directors shall also be entitled to reimbursement of expenses incurred in the performance of their duties.

At the meeting of May 28, 2021, the Company’s shareholders appointed the current directors for the period of three financial years and established the relevant compensation for the period of one financial year, thus until the approval of the financial statements for the financial year ended on December 31, 2021, as well as, pursuant to Article 19.4 of the By-laws, a fixed additional annual compensation of Euro 20,000.00 and of Euro 10,000.00 for, respectively, the chairman and each member of the Audit Committee, for their entire term of office.

Therefore, at the next shareholders’ meeting, Stevanato’s shareholders are asked to establish the compensation of the Company’s directors for their office as members of the Board of Directors or, alternatively, to determine an aggregate amount for the compensation of all directors, to be allocated by the Board of Directors, for the period of one or two financial years.

In such respect, upon recommendation of the Compensation Committee, we propose to the shareholders to establish for all directors (with the exception of Mr. Franco Moro, for the reasons detailed below), as remuneration for their office as members of the Board of Directors, a fixed compensation to be paid partially in cash and partially in Company’s shares, as specified below, for the period elapsing from the Shareholders’ Meeting date to the date of the shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2022, determined in consideration of the market standards, of the practices of the Company’s main competitors, and of the Board of Directors members’ professional skills and experience.

In particular, without prejudice to the right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions, we propose to establish for each director (with the exception of Mr. Franco Moro), for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2022, a gross total compensation of Euro 148,000.00, to be paid as follows:

-	as to the gross amount of Euro 74,000.00 (i.e., 50% of the total proposed compensation), in cash, in twelve equal monthly instalments;

-

as to the residual gross amount of Euro 74,000.00 (i.e., 50% of the total proposed compensation), in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the Shareholders’ Meeting, based on the average Euro/USD exchange rate during such period; provided that (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before expiration of the relevant term (i.e., the date of the shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2023) and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2023, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution envisaged in the next item 5 of this Explanatory Report.

As to Mr. Franco Moro, since the remuneration package granted by the Board of Directors to the latter in his capacity as Chief Executive Officer is intended to cover all services performed to the benefit of the Company, we propose not to establish any further remuneration for Mr. Moro’s service as member of the Board of Directors.

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.

to establish for each Company’s director – with the exception of Mr. Franco Moro and without prejudice to the right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions under Article 2389 of the Italian Civil Code and Article 19.1 of the Company’s by-laws -, for the period elapsing from the date of this meeting to the date of the Company’s shareholders meeting approving the financial statements for the financial year ending on December 31, 2022, a gross total compensation of Euro 148,000.00, to be paid as follows:

-	as to the gross amount of Euro 74,000.00 (i.e., 50% of the total proposed compensation), in cash, in twelve equal monthly instalments;

-

as to the residual gross amount of Euro 74,000.00 (i.e., 50% of the total proposed compensation), in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the date of this meeting, based on the average Euro/USD exchange rate during such period; provided that: (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before expiration of the relevant term (i.e., the date of the shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2023) and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2023, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution adopted in relation to the next item 5 of the Agenda”.

4.

Additional remuneration of the External Auditor EY S.p.A. for the auditing of the consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB); related resolutions.

Pursuant to Article 13 of the Italian Legislative Decree no. 39/2010, Stevanato’s shareholders, at the ordinary shareholders’ meeting, upon substantiated proposal submitted by the Audit Committee, shall appoint the Company’s statutory External Auditor for a period of three financial years and establish the relevant compensation for the entire term of office.

At the meeting of June 11, 2020, Stevanato’s shareholders appointed EY S.p.A. as Company’s External Auditor for the financial years 2020 – 2022 and established the total compensation of Euro 315,000.00, on a yearly basis, for the activities carried out by the latter under such appointment, which include the auditing of the Company’s individual and consolidated financial statements, respectively prepared in accordance with Italian GAAP (as issued by the Organismo Italiano di Contabilità (OIC)) and with International Financial Reporting Standards (IFRS) (as issued by the International Accounting Standards Board (IASB)), to be conducted according to the International Standards of Auditing (ISA Italia) as issued by the International Auditing and Assurance Standards Board (IAASB).

Following the listing of the Company’s ordinary shares on the New York Stock Exchange (NYSE), Stevanato’s External Auditor is also required to conduct an audit on the Company’s annual consolidated financial statements in accordance with the auditing standards set out by the Public Company Accounting Oversight Board (PCAOB) and to express an opinion—based on such PCAOB standards and therefore different from the opinion issued for Italian law purposes—on whether such statements are presented fairly and, in all material respects, in conformity with IFRS, which must be included in the Company’s annual report to be filed with the Security and Exchange Commission (SEC) on Form 20-F.

In such respect, on October 25, 2021, EY S.p.A. presented to Stevanato an offer to perform, in addition to the auditing services carried out under Italian law, the audit of the annual consolidated financial statements for the financial year ended on December 31, 2021, in accordance with the PCOAB standards and under the terms of the applicable SEC and PCOAB provisions, and express the relevant opinion, for an annual additional compensation estimated in Euro 380,000.00.

Additionally, on March 3, 2022, EY S.p.A. presented to Stevanato an offer to perform, in addition to the auditing services carried out under Italian law, the audit of the annual consolidated financial statements for the financial year ending on December 31, 2022, as well as the review of the quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and under the terms of the applicable SEC and PCOAB provisions, and express the relevant opinions, for an annual additional compensation estimated in Euro 635,000.00.

As set forth by both the Italian Legislative Decree no. 39/2010 and the SEC and PCOAB provisions, and in compliance with the Audit Committee Charter, at the meetings of November 5, 2021, and April 8, 2022, the Audit Committee expressed a positive opinion on the offers presented by the External Auditor EY S.p.A. and resolved to submit to the Shareholders’ Meeting the proposal to extend the appointment of EY S.p.A. to perform the audit of the annual consolidated financial statements as of December 31, 2021, and of the annual consolidated financial statements as of December 31, 2022, and the review of quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and under the terms of the applicable the SEC and PCOAB provisions, and increase the compensation to be paid to the same, as consideration for the performance of such additional services, as per the offers as of October 25, 2021, and March 3, 2022.

In particular, the Audit Committee considered it advisable to propose to the Shareholders’ Meeting to extend the appointment of the External Auditor EY S.p.A. to perform also the aforementioned auditing services and accept the offer presented by the latter in connection thereto for the following reasons:

-

it is appropriate that the audit of the consolidated financial statements of the Company is performed by the same External Auditor for both Italian law and US regulations purposes, in order to avoid the redundancy of auditing activities and reviews on the same by the Audit Committee, along with the inefficiencies and expenses which would derive from the appointment of two different external auditors;

-

the additional remuneration requested by EY S.p.A. for the auditing of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, as well as for the reviewing of the quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and under the terms of the applicable the SEC and PCOAB provisions, as specified in the offers presented to the Company on October 25, 2021, and on March 3, 2022, is adequate in light of the complexity of the activity to be carried out and of the responsibilities to be assumed by the External Auditor and in line with the market standards, based on the knowledge of the Audit Committee members.

The substantiated proposal of the Audit Committee is available on the Company’s website www.stevanatogroup.com, in the section “Investors - Corporate Governance - Shareholders’ Meetings”.

Based on the above, Stevanato’s shareholders are asked to approve, upon substantiated proposal presented by Audit Committee, the following resolution:

“The Shareholders’ Meeting

-	based on the offers presented by the External Auditor EY S.p.A. on October 25, 2021 and on March 3, 2022, and on the substantiated proposal presented by the Audit Committee;

resolves

1.

to extend the appointment of the Company’s External Auditor EY S.p.A. to the performance, in addition to the auditing services carried out following the appointment resolved by the shareholders’ meeting of June 11, 2020, of the audit of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, as well as of the review of quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and under the terms of the applicable the SEC and PCOAB provisions;

2.

to grant to EY S.p.A., as consideration for the performance of the audit of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, referred to under resolution n. 1 above, the additional annual compensation of Euro 380,000.00, as specified in the offer presented by EY S.p.A. on October 25, 2021, and, as consideration for the performance of the audit of Stevanato’s consolidated financial statements for the financial year ending on December 31, 2022, and of the review of quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, referred to under resolution n. 1 above, the additional estimated annual compensation of Euro 635,000.00, as specified in the offer presented by EY S.p.A. on March 3, 2022”.

5.

Revocation of the authorizations for the purchase and the disposal of ordinary and class A treasury shares approved by the shareholders’ meetings of March 4, 2021, May 28, 2021, and July 1, 2021; authorization for the purchase and the disposal of ordinary and class A treasury shares; related resolutions.

Pursuant to Italian law, the purchase of treasury Class A and ordinary shares must be authorized by the ordinary shareholders’ meeting of Stevanato, which shall establish the methods, the maximum number of shares to be purchased, the duration (not exceeding eighteen months) for which the authorization is granted, and the minimum and maximum purchase price.

In any case, Stevanato may not purchase treasury Class A and ordinary shares for a consideration exceeding the limits of the distributable net profits and reserves resulting from the latest financial statements approved by the shareholders’ meeting, provided that the nominal value of the treasury shares to be purchased shall not exceed one fifth (i.e., 20 per cent) of the Company’s share capital, taking into account also any Stevanato’s shares held by the subsidiaries.

Furthermore, it is provided that, upon purchase of treasury shares, (i) a negative reserve shall be entered and maintained in the Company’s financial statements for an amount equal to the value attributed to the treasury shares, (ii) the voting rights connected to such shares shall be suspended as long as they are held in treasury and (iii) the dividends and other reserve or rights distributions pertaining to such treasury shares shall be allocated proportionally to the other shares.

Similarly, the Board of Directors may dispose of the shares held in treasury only upon authorization of the shareholder’s meeting, which shall also establish the relevant modalities of such dispositions.

As of the date of this Explanatory Report, the Board of Directors has been granted different authorizations to purchase or dispose of the Company’s shares. In particular:

-

upon resolution of the shareholders’ meeting of March 4, 2021, the Board of Directors was authorized to dispose of (i) a number of treasury shares not exceeding 0.5% of the Company’s share capital for assignment to the beneficiaries of the “Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027”, according to the provisions of the regulation approved by the same shareholders’ meeting and of (ii) all the shares purchased from the beneficiaries of the “Stock Option Plan Stevanato Group S.p.A. 2012-2021” by December 31, 2021, without limitations;

-

upon resolution of the shareholders’ meeting of May 28, 2021, the Board of Directors was authorized to dispose, for a period of 18 months elapsing from the meeting’s date, of (i) a maximum of no. 15,000 treasury shares for assignment to the strategic consultants of the Company, as payment in kind for the services performed to the benefit of the latter, (ii) a maximum of no. 23,000 treasury shares for assignment to some members of the Board of Directors as part of their compensation in kind, as provided for by the resolution approved by the same shareholders’ meeting, and (iii) a maximum of no. 150,000 treasury shares for assignment to part or all of the employees of the Company, as compensation in kind;

-

upon resolution of the shareholders’ meeting of July 1, 2021, the Board of Directors was authorized, in compliance with all applicable law and regulatory provisions, to (a) purchase Company’s Class A or ordinary shares, for a period of 18 months elapsing from the meeting’s date, at certain conditions, up to a maximum number of shares determined from time to time in relation to the applicable limits of law, and (b) dispose of the Class A or ordinary shares held in treasury for the purposes of, inter alia, carrying out extraordinary transactions (such as the transfer, exchange, contribution or other act of disposition of such shares for the acquisition of shareholdings in other companies, of business operations, of real estate assets or other transactions instrumental to the pursuit of industrial projects of the Company), fulfilling the obligations deriving from option agreements on the Company’s shares, assigning the shares to the members of the Board of Directors or employees of Company or of its subsidiaries, and supporting the market liquidity of the Company’s shares, at the terms and conditions, and according to the modalities, that the Board of directors deems more appropriate in the Company’s interests.

As of the date of this Explanatory Report, Stevanato holds in treasury no. 30,840,555 Class A shares, equal to approximately 10.43 per cent of the Company’s share capital.

In light of the above and, especially, of the time-limits to which the aforementioned authorizations are subject and of the Company’s interest that the Board of Directors be at any time vested with the authority to purchase Stevanato’s shares and dispose of the shares held in treasury with flexibility and for all transactions and purposes deemed to be advantageous for the Company, in consideration of the foreseeable necessities of the latter, we propose to the shareholders to grant to the Board of Directors – upon prior revocation of the authorizations currently in place, without prejudice to the acts of acquisition or disposition that have been carried out in compliance therewith up to the Shareholders’ Meeting date – a new authorization to purchase Company’s shares and dispose of the shares in treasury, at the terms and conditions detailed below, for the period elapsing from the Shareholders’ Meeting date to the date of the shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2022.

In particular, the authorization is requested for:

(a)

purchasing, within the time period referred to above, up to a maximum number of Class A and ordinary shares equal to 2 per cent of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than 10 per cent higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

(b)

disposing, within the time period referred to above, of a maximum number of 3,084,055 Class A or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests.

As indicated above, the requested authorizations shall be granted to the Board of Directors for the purposes of (i) carrying out extraordinary transactions (such as the transfer, exchange, contribution or other act of disposal of such shares for, inter alia, the acquisition of shareholdings in other companies, of business operations, of real estate assets or other transactions instrumental to the pursuit of industrial projects or, in any event, of the corporate object of the Company), (ii) fulfilling the obligations deriving from option contracts or other agreements concerning the Company’s shares, (iii) assigning the shares to directors or employees of Company or of its subsidiaries as compensation in kind or as benefit, bonus or other premium or incentive, without limitations (also in execution of the “Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027”, any amendments thereof, or any other stock option or incentives plans which should be approved by the Board of Directors), and (iv) supporting the market liquidity of the Company’s shares.

Upon purchase of Company’s shares and as long as such shares are held in treasury, the Company shall enter and maintain in the financial statements a negative reserve for an amount at any time equal to the value attributed to the treasury shares and shall not be allowed, in its capacity as holder of such shares, to vote at the shareholders’ meeting and to receive dividends, reserves or other rights being distributed, which shall be allocated proportionally to the other shares.

Based on the foregoing, Stevanato’s shareholders are invited to resolve as follows:

“The Shareholders’ Meeting

-	having examined the proposal presented by the Board of Directors under point 5 of the Explanatory Report;

resolves

1.

to revoke the resolutions concerning the authorization for the purchase and the disposal of treasury shares approved by the shareholders’ meetings of March 4, 2021, May 28, 2021, and July 1, 2021, without prejudice to the acts of acquisition or disposition carried out in compliance with the provisions of such resolutions to the date of this meeting and to the rights acquired by effect of the execution of such resolutions;

2.

to authorize the Board of Directors, pursuant to Article 2357 of the Italian Civil Code, for the period elapsing from the date of this meeting to the date of the Company’s shareholders meeting approving the financial statements for the financial year ending on December 31, 2022, for the purposes referred to under point 5 of the Explanatory Report, to:

-

purchase up to a maximum number of Class A and ordinary shares equal to two per cent of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than ten per cent higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

-

dispose of a maximum number of 3,084,055 Class A or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests.

3.

to grant the Board of Directors with all power needed or useful in order to execute the resolutions as per the points above and carrying out all the activities that may be necessary, instrumental or otherwise connected thereto”.

Extraordinary session

1.	Amendments to Articles 21.2 and 25.2 of the By-laws; related resolutions.

Pursuant to Italian law, the By-laws may be amended by resolution approved by the extraordinary shareholders’ meeting.

The current By-laws were adopted by the Stevanato shareholders’ meeting of July 1, 2021, in connection with the approval of the application for admission of the Company’s ordinary shares to the listing on the NYSE.

Thereafter, the need to amend the By-laws has arisen in respect of Articles 21.2 and 25.2, providing for the requirements according to which, respectively, the Board of Directors’ and the Audit Committee’s meetings may be held via audio- or video-conference.

In particular, such provisions require, for the Board of Directors’ and the Audit Committee’s meetings to be held via audio- or video-conference, inter alia, that the chairman and the secretary of the meeting are present at the same location, where the meeting shall be considered to be held.

In consideration of the actual, geographically diversified, composition of the Company’s Board of Directors and Audit Committee and of the resulting logistic difficulties connected to the physical presence of the chairman and the secretary of the meetings at the same location, we propose to amend the mentioned Articles of the By-laws in order to allow - according to the most recent practices and legal doctrines – for the Board of Directors’ and the Audit Committee’s meetings to be held in presence of all or part of the members thereof or also exclusively by means of distance communication, with no requirement for the chairman, the secretary or any other member of the meeting to be physically present at the same location with other members.

In such respect, we propose to the shareholders to amend Articles 21.2 and 25.2 of the By-laws as follows:

By-laws in force	By-laws amended
Italian version

21.2 Le riunioni del Consiglio di Amministrazione si possono svolgere anche per audioconferenza o videoconferenza, a condizione che: (a) siano presenti nello stesso luogo il presidente ed il segretario della riunione, se nominato; (b) che sia consentito al presidente della riunione di accertare l’identità degli intervenuti, regolare lo svolgimento della riunione, constatare e proclamare i risultati della votazione; (c) che sia consentito al soggetto verbalizzante di percepire adeguatamente gli eventi della riunione oggetto di verbalizzazione; (d) che sia consentito agli intervenuti di partecipare alla discussione ed alla votazione simultanea sugli argomenti all’ordine del giorno, nonché di visionare, ricevere o trasmettere documenti. In tal caso, la riunione si considera tenuta nel luogo ove sono presenti, insieme, il presidente ed il soggetto verbalizzante.

21.2 Ai sensi dell’articolo 2388, comma 1, del codice civile, la partecipazione alle riunioni del Consiglio di Amministrazione può avvenire mediante mezzi di telecomunicazione, nei limiti di quanto eventualmente disposto dall’avviso di convocazione e con le modalità consentite da colui che presiede la riunione. Nell’avviso di convocazione può essere stabilito che la riunione del Consiglio di Amministrazione si tenga esclusivamente mediante mezzi di telecomunicazione, omettendo l’indicazione del luogo fisico di svolgimento della riunione.

25.2 Le riunioni del Comitato per il Controllo sulla Gestione si possono svolgere anche per teleconferenza e/o videoconferenza a condizione che: a) il Presidente e il soggetto verbalizzante siano presenti nello stesso luogo della convocazione; b) tutti i partecipanti possano essere identificati e sia loro consentito di seguire la discussione, di ricevere, trasmettere e visionare documenti, di intervenire oralmente ed in tempo reale su tutti gli argomenti. In tal caso, il Comitato per il Controllo sulla Gestione si considera tenuto nel luogo in cui si trovano il Presidente ed il soggetto verbalizzante.

25.2 Le riunioni del Comitato per il Controllo sulla Gestione possono svolgersi anche mediante mezzi di telecomunicazione, secondo quanto stabilito dal precedente paragrafo 21.2.
English courtesy translation

21.2 The meetings of the Board of Directors may also be held by audio or video conference, provided that: (a) the chairman and the secretary of the meeting, if appointed, are present in the same place; (b) the chairman of the meeting is allowed to ascertain the identity of the attendees, regulate the proceedings of the meeting, ascertain and announce the results of the vote; (c) the person taking the minutes is allowed to adequately perceive the events of the meeting being recorded; (d) the attendees are allowed to

21.2 Pursuant to Article 2388, paragraph 1, of the Civil Code, participation to the meetings of the Board of Directors may also occur through means of distance communication, according to the provisions set out in the relevant convening notice, if any, and to the modalities agreed by the chairman of the meeting.

In the convening notice, it may be provided that the relevant meeting of the Board of Directors is exclusively held by means of distance communication, without specifying a physical location for the meeting.

participate in the discussion and vote simultaneously on the items on the agenda, as well as to view, receive or transmit documents. In this case, the meeting is considered to be held in the place where both the Chairman and the person taking the minutes are present.

25.2. The meetings of the Audit Committee may also be held by teleconference and/or videoconference provided that: a) the Chairman and the person taking the minutes are present in the same location where the meeting is held; b) all participants can be identified and are allowed to follow the discussion, receive, transmit and view documents, and intervene verbally and in real time on all topics. In this case, the Audit Committee is deemed to be held in the place where the Chairman and the person taking the minutes are located.

25.2. Meetings of the Audit Committee may also be held by means of distance communication, pursuant to the provisions of paragraph 21.2 above.

Based on the foregoing, Stevanato’s shareholders are invited to resolve as follows:

“The Shareholders’ Meeting

- having examined the proposal presented by the Board of Directors under point 6 of the Explanatory Report;

resolves

to amend Articles 21.2 and 25.2 of the Company’s by-laws according to the texts set out under point 6 of the Explanatory Report , hereby authorizing each director, separately from each other, to provide for the legal publications of this resolution, with the power to make any further modifications or additions that may be required for registration in the Companies’ Register”.

*          *           *

Piombino Dese, April 11, 2022.

The Executive Chairman of the Board of Directors

Franco Stevanato